

March 23, 2012

<u>Via E-mail</u>
Mr. Vinod Kumar
Managing Director and Group CEO
TATA Communications Limited
6th floor, B Tower, Plots C21& C36, 'G' Block
Bandra Kurla Complex, Mumbai-400 098, India

      Re: TATA Communications Limited
               Form 20-F for the Period Ended March 31, 2011
               Filed October 14, 2011
               File No. 001-15118

Dear Mr. Kumar:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kathleen Krebs, for

               Larry Spirgel
               Assistant Director

cc: <u>Via E-mail to</u>
        Philip J. Boeckman, Esq.
        Cravath, Swaine & Moore LLP